Exhibit 21
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                                  Subsidiaries

Online  Investors  Advantage,  Inc.  ("OIA") a  wholly-owned  subsidiary  of the
     Company provides in-depth consumer training in the optimum use of Internet-based investment and financial management tools and services via workshops, home study, and online subscriptions. OIA recently expanded into the International marketplace. OIA has a current customer base of some 12,000 individuals. In addition, OIA has a strategic working relationship with its primary data provider, Telescan, Inc. OIA and its data providers have formed "InvestorToolbox" (www.investortoolbox.com), a proprietary website for its subscribers for ongoing investment analysis and portfolio management.

Momentum Asia, Inc. ("MAI"),  a wholly-owned  subsidiary of the Company provides printing and direct mail services for its clients. Its services are actively marketed to various corporations. MAI has been marginally profitable and has been having difficulty sustaining its operation due to the dramatic economic downturn in the Philippines. Given this, ZiaSun is currently in negotiations to sell MAI.

Asia Prepress  Technologies,  Inc.,  ("APT"),  a wholly-owned  subsidiary of the
     Company, is headquartered in Glen Burnie, Maryland with operations in the Philippines. APT provides a true 24/7 keyboarding operation for conversion of books and other hard-copy documents into a searchable electronic format via the Internet. APT's double-key data entry, comparison and verification analysis, along with proofreading by a quality control source for all data entry work completed ensures a 99.99% accuracy level for its transcription services. APT also provides data conversion services, rendered line art services, LaTex editing, SGML/HTML/XML keying and coding, and Quark Page Makeup. APT's other services include Web Page design and CD replication/duplication along with providing label and cover printing for CD's. APT has a large labor pool of English speaking, well educated workers within low-cost incentive-rich Special Economic Zones in the Philippines. APT's primary customer base is typesetting/composition prepress operations in the publishing field, but it also is doing work for groups in the medical, legal, accounting and private industry fields. Anyone who has data that requires conversion or manipulation into various electronic formats is a potential customer for APT. Major competitors of APT include Innodata and Sencor.

Asia Internet Services.com,  Inc., ("AIS") is also headquartered in Glen Burnie,
     Maryland with operations in the Philippines. It is an outsourcing contractor providing packages of specialized support services for Internet and IT firms with high-volume response needs. Services include e-mail response, order taking, correspondence, billing and service inquires. Pricing is based at a starting point of $6.00 per hour for each employee required. The primary customer base is small to mid-size companies who wish to avoid setting up labor intensive customer service branches. AIS provides alternative outsourcing in order to save companies time and money allowing them to concentrate on their core competencies. Service is provided on a 24/7 basis. Major competitors of AIS include Brigade, Startek and Swift Response.

Seminar Market Group, Inc. ("SMG") a wholly owned subsidiary of OIA, provides various marketing and support services for OIA. SMG provides the in-house telephone marketing and consulting for OIA's marketing process.

Memory Improvement Systems, Inc. ("MIS"), a wholly-owned subsidiary of OIA, provides platform speaking services as well as the recruiting and training of professional presenters for OIA's 90-minute introductory seminars.

Online Investors Advantage Asia Pacific PTE Ltd., ("OIA Singapore"), a Singapore corporation, formed on Janaury 17, 2001, is a partially owned subsidiary of OIA, which is a wholly-owned subsidiary of the Company. OIA is a 75% owner and Hon Leong Chong and Eric Tan, collectively own 25%. OIA Singapore was formed in order to expand OIA's business in the Asian marketplace, including the performance of marketing services, the distribution of the Online materials and holding of workshops though out Singapore, Malaysia, Brunei and Hong Kong.

MKZ Fund, LLC ("MKZ"), a Delaware limited-liability company. MKZ, an acronym, which stands for "McKenna-ZiaSun", is a venture fund (The Fund) created by ZiaSun Technologies and The McKenna Group (TMG). The agreement between ZiaSun and The McKenna Group was finalized during August 2000. The Fund, which is structured to make highly selective investments in early-stage, primarily business-to-business (B2B) Internet technology companies, is a partially-owned subsidiary of the Company, in which the Company is the owner of a 60% membership interest with The McKenna Group, Inc., owning 40% membership interest.

Asia4Sale.com,  Inc.  The Company owns a 25% equity  interest in  Asia4sale.com,
     Inc.